SEC FILE NO. 70-7862









                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549





                               CERTIFICATE PURSUANT TO

                                       RULE 24

                            OF COMPLETION OF TRANSACTIONS



                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935















                         JERSEY CENTRAL POWER & LIGHT COMPANY

                             METROPOLITAN EDISON COMPANY

                            PENNSYLVANIA ELECTRIC COMPANY





                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

          ----------------------------------------X
                    In the Matter of              )
                                                  )
          JERSEY CENTRAL POWER & LIGHT COMPANY    )
              METROPOLITAN EDISON COMPANY         )
             PENNSYLVANIA ELECTRIC COMPANY        )
                                                  )
                    SEC File No. 70-7862          )
                                                  )
                 (Public Utility Holding          )
                   Company Act of 1935)           )
          ----------------------------------------X

          To the Members of the Securities and Exchange Commission:

                    The undersigned, Jersey Central  Power & Light  Company

          ("JCP&L"),   Metropolitan   Edison    Company   ("Met-Ed")    and

          Pennsylvania Electric Company ("Penelec", collectively,  the "GPU

          Companies") hereby  certify pursuant  to Rule  24 of  the General

          Rules and  Regulations under  the Public Utility  Holding Company

          Act  of 1935, as amended, that the transactions authorized by the

          Commission's  Supplemental Orders,  dated October 25  and October

          27, 1995, have been carried out in accordance with the terms  and

          conditions  of,   and  for  the  purposes   represented  by,  the

          Application, as post-effectively amended, in SEC File No. 70-7862 as follows:



                    1.   On  November  17,  1995,  JCP&L  entered  into  an

          Amended and  Restated Nuclear Material Lease  Agreement, dated as of November  17, 1995  (the "Amended  Oyster Creek  Lease"), with

          Oyster Creek  Fuel Corp., a Delaware  corporation wholly-owned by

          United States Trust Company of New York, as Owner Trustee under a certain  Amended  and  Restated  Trust  Agreement,  dated  as  of







          November 17,  1995 (the "Amended Trust Agreement").   The Amended

          Oyster  Creek Lease provides for  the lease by  Oyster Creek Fuel

          Corp. to  JCP&L of nuclear  fuel, assemblies and  component parts

          ("Nuclear  Material") for  use  at JCP&L's  Oyster Creek  nuclear generating station.  Under the Amended Oyster  Creek Lease, total

          Acquisition Costs  (as therein defined) for  Nuclear Material may

          not   exceed  $100   million   outstanding  at   any  one   time.

          Simultaneously,  Oyster Creek  Fuel Corp.  entered into  a Credit

          Agreement,  dated as  of November  17, 1995,  with Union  Bank of

          Switzerland ("UBS"), New York Branch, as Arranging Agent, Issuing

          Bank   and  Administrative  Agent,   Canadian  Imperial  Bank  of

          Commerce, Mellon Bank, N.A. and PNC Bank, National Association as

          Lead  Managers  and the  Bank's  parties  thereto ("Oyster  Creek

          Credit Agreement"),  and a  Security Agreement and  Assignment of

          Contracts dated as of  November 17, 1995 with UBS,  as Collateral

          Agent.  Thereafter, Oyster Creek Fuel Corp., through a commercial paper depositary, issued commercial  paper under the Oyster Creek

          Credit  Agreement in  the aggregate  face amount  of $71,290,000.

          The proceeds of such issuance were used to pay (i) The Prudential

          Insurance    Company   of   America    and   affiliates   thereof

          ("Prudential") the  amount outstanding  under a certain  Floating

          Rate  Credit Agreement  dated as  of August  1, 1991  under which

          Oyster  Creek  Fuel  Corp.  made borrowings  to  provide  for the acquisition of Nuclear Material and (ii) certain costs associated with  the establishment  of  the Oyster  Creek Credit  Agreement.

          Such  agreement  with  Prudential  and  related  documents   were

          terminated upon the making of such payment to Prudential.








               2.   The commercial paper issued  by Oyster Creek Fuel Corp.

          on November 17, 1995 was issued at a a blended rate of 5.84%.  It is expected  that Oyster Creek  Fuel Corp. will  issue additional commercial paper or make borrowings under the Oyster Creek Credit

          Agreement  to pay for Acquisition Costs as they are incurred from time to time.

                    3.   On November  17, 1995,  JCP&L, Met-Ed and  Penelec

          each entered into separate  Amended and Restated Nuclear Material

          Lease Agreements,  dated as  of November  17, 1995  (the "Amended

          TMI-1  Leases"), with  TMI-1 Fuel  Corp., a  Delaware corporation wholly-owned by United States Trust Company of New York, as Owner

          Trustee  under the  Amended  Trust Agreement,  providing for  the lease  to the GPU Companies of Nuclear  Material for use at their

          Three Mile Island Unit 1 nuclear generating  station ("TMI-1") in proportion  to  their  respective undivided  ownership  interests therein (i.e.,  JCP&L - 25%;  Met-Ed -  50%; and Penelec  - 25%).

          Under  the  Amended TMI-1  Leases,  total  Acquisition Costs  (as therein  defined) may  not exceed  $27.5 million  for JCP&L,  $55 million for  Met-Ed and $27.5 million for  Penelec outstanding at any  one time.  Simultaneously,  TMI-1 Fuel Corp.  entered into a

          Credit  Agreement with UBS, as Arranging  Agent, Issuing Bank and

          Administrative Agent, Canadian Imperial  Bank of Commerce, Mellon

          Bank, N.A. and PNC Bank,  National Association, as Lead  Managers

          and the  Bank's parties  thereto ("TMI-1 Credit  Agreement"), and each  of  JCP&L,  Met-Ed  and  Penelec entered  into  a  Security

          Agreement  and Assignment of  Contracts dated as  of November 17,

          1995  with UBS,  as  Collateral Agent.    Thereafter, TMI-1  Fuel

          Corp., through a commercial  paper depositary, issued  commercial






          paper under  the TMI-1  Credit  Agreement in  the aggregate  face

          amount of $91,424,000.   The proceeds of such issuance  were used

          to pay (i) Prudential for amounts outstanding with respect to the ownership  interests of the GPU  Companies in TMI-1 under certain

          Floating  Rate Credit Agreements dated as of August 1, 1991 under which  TMI-1 Fuel  Corp.  made  borrowings  to  provide  for  the acquisition of Nuclear Material and (ii) certain costs associated

          with the  establishment  of the  TMI-1  Credit Agreement.    Such

          agreements with Prudential and  related documents were terminated upon the making of such payments to Prudential.

                    4.   The commercial paper issued by TMI-1 Fuel Corp. on

          November 17, 1995 was issued at a  blended rate of 5.86%.  It  is expected that  TMI-1 Fuel Corp. will  issue additional commercial paper  or make borrowings under the TMI-1 Credit Agreement to pay for Acquisition Costs as they are incurred from time to time.

                    5.   The following exhibits are  filed herewith in Item

          6:

                    B-2(a)(i)      Amended  and  Restated Nuclear  Material
                                   Lease  Agreement,  dated as  of November
                                   17,  1995,  between  Oyster  Creek  Fuel
                                   Corp. and JCP&L.

                    B-2(a)(ii)     Amended  and  Restated Nuclear  Material
                                   Lease  Agreement,  dated as  of November
                                   17,  1995, between TMI-1  Fuel Corp. and
                                   JCP&L.

                    B-2(a)(iii)    Amended  and  Restated Nuclear  Material
                                   Lease  Agreement,  dated as  of November
                                   17, 1995,  between TMI-1 Fuel  Corp. and
                                   Met-Ed.

                    B-2(a)(iv)     Amended  and  Restated Nuclear  Material
                                   Lease  Agreement,  dated as  of November
                                   17, 1995, between  TMI-1 Fuel Corp.  and
                                   Penelec.








                    B-2(b)(i)      Letter Agreements, dated as  of November
                                   17,   1995,   from  the   GPU  Companies
                                   relating to the Oyster Creek Lease and TMI-1 Leases.

                    B-3(i) Amended and Restated Trust Agreement, dated as of November 17, 1995, between United States Trust Company of New York, as Owner Trustee, Lord Fuel Corp. as Trustor and Beneficiary, and the GPU Companies.

                    F-1(a)(i)      "Past-tense" opinion of Berlack, Israels
                                   & Liberman LLP.

                    F-2(a)(ii)     "Past-tense"   opinion  of   Richard  S.
                                   Cohen, Esq.

                    F-1(a)(iii)    "Past-tense"  opinion of  Ryan, Russell,
                                   Ogden & Seltzer.

                    F-1(a)(iv)     "Past-tense"  opinion  of Ballard  Spahr
                                   Andrews & Ingersoll.






































                                      SIGNATURES

                    PURSUANT  TO THE  REQUIREMENTS  OF  THE PUBLIC  UTILITY

          HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES  HAVE DULY

          CAUSED  THIS  STATEMENT  TO BE  SIGNED  ON  THEIR  BEHALF BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                        JERSEY   CENTRAL   POWER  &   LIGHT
          COMPANY
                                        METROPOLITAN EDISON COMPANY
                                        PENNSYLVANIA ELECTRIC COMPANY


                                   By:

                                        T.G. Howson, Vice President
                                          and Treasurer



          Date:  November 29, 1995